POULTON & YORDAN
                                ATTORNEYS AT LAW

                          324 SOUTH 400 WEST, SUITE 250
                           SALT LAKE CITY, UTAH 84111

Richard T. Ludlow                                      Telephone: (801) 355-1341
                                                             Fax: (801) 355-2990
                                                  Email: post@poulton-yordan.com

                                December 22, 2004



Pamela A Long
Assistant Director
United States Securities and Exchange Commission
Washington, D.C. 20549

         Re:      The Flooring Zone, Inc.
                  Form SB-2 originally filed on September 24, 2004 File No.: 333-119234

Dear Ms. Long:

         We appreciate your prompt review and response to our Amendment number 1, filed December 1, 2004. At the request of the management of The Flooring Zone, Inc., we are responding to comments raised by you and your staff at the Securities and Exchange Commission in your letter dated December 9, 2004. Following are the responses to your comments and explanations as to why other changes were made in the filing. As you will see, changes have been marked for your convenience.

Update Consent

         1. An updated consent has been included. (See Exhibit 23.01.)

Prospectus Summary - The Offering, page 5

         2. Stockholders' deficit has been revised as a negative number by presenting it in parentheses. Long-term liabilities at 9/30/04 has been added to the presentation. And the amounts shown as net income (loss) in each period now correspond with the amounts presented in the statement of operations. (See page 5.)

Dilution, page 12

         3. The dilution disclosure has been revised to present the maximum potential dilution to shareholders purchasing shares in the offering (i.e., assuming only one share is sold.) (See page 12.)

Ms. Pamela Long
December 22, 2004
Page 2


MD&A

         4. All improper references to 6/30/04 as the interim period have been removed from the prospectus.

Results of Operations

         5. The Company's analysis of changes in revenue has been revised to:

         * quantify the increase in 2003 revenues resulting from the fact that the Company's third store was open for an entire year, and to explain and quantify each factor that negatively impacted sales revenues. (See pages 24-25.)

         * present the offsetting factors that clarify how an increase in sales volume of 15% and an increase in retail sales price of 2% resulted in an increase in net revenues of 12%. (See pages 24-25.)

         6. Disclosure quantifying how each factor contributed to the improvement in cost of sales margin for the nine months ended September 30, 2004, has been added. (See pages 25-26.)

         7. The Company has included disclosure addressing the fact that although its gross profit margin has improved for the nine months ended September 30, 2004 compared to 2003, its gross profit margin has steadily declined each quarter during 2004, and why the Company does not believe this represents a trend. (See page 26.)

         8. You are correct, interest expense was inadvertently included in the tabular presentation of total G&A for 2002 and 2003. This error has been revised. (See page 27.)

         9. The disclosure of G&A has been revised to separately present the three months and the nine months ended September 30, 2004 compared to the same periods of 2003. Disclosure and analysis has also been added to quantify the impact of each underlying factor and explains all material increases and decreases in expenses. Costs related to installers has not been included in G&A expenses. However, during the current year, the Company has hired several installers as salaried employees, to create its own in-house installation staff. Therefore, the cost of salaries and benefits paid to these employees has been properly included in G&A expense. The disclosure has been revised to more clearly explain this issue. (See pages 26-29.)

Ms. Pamela Long
December 22, 2004
Page 3


Liquidity and Capital Resources, pages 27-29

         10. The Company has determined that the changes in accounts receivables and customer deposits that occurred during the nine months ended September 30, 2004, were not the result of a change in billing policy and disclosure regarding the factors that contributed to these changes has been included. This letter will confirm that the Company has not changed its billing policies in any material way or in any way that would affect its revenue recognition policy. (See page 31.)

Market for Common Equity and Related Stockholder Matters - page 32

         11. As requested, this section has been revised to remove the implication that none of the Company's currently issued and outstanding common shares are "eligible" for public resale under Rule 144. (See page 35.)

Financial Statements for the Year Ended December 31, 2003

Independent Accountants' Report

         12. The Company selected Mantyla McReynolds, LLC., as its independent accountants on the recommendation of its securities counsel, who has worked with Mantyla McReynolds in the past in connection with other reporting issuers. As you point out, the Company's assets are physically located in Georgia and Florida. Therefore, in accordance with Georgia state laws governing audits of Georgia companies by accountants who are not licensed in Georgia, Mantyla McReynolds applied for and on January 10, 2004, was granted a temporary permit by the Georgia Secretary of State allowing it to practice accounting in Georgia from January 1, 2004 to March 30, 2004. Mantyla McReynolds performed fieldwork in Georgia for approximately two weeks in January and February 2004 and completed the audit in Utah, in accordance with the temporary permit granted by the Georgia Secretary of State. Therefore, during the time period when the audit work was performed, the State of Georgia recognized Mantyla McReynolds as a certified public accountant duly registered and in good standing with the State of Georgia and in satisfaction of Rule 2-01(a) of Regulation SX.

Note 5 - Common Stock/Preferred Stock

         13. The disclosures required by paragraphs 45-47 of SFAS 123 and paragraphs 2(e) and 3 of SFAS 148 have been added.

Ms. Pamela Long
December 22, 2004
Page 4


         Thank you for your assistance in this matter. If you have any questions or require additional information, please contact me directly.

                                                     Yours very truly,

                                                     POULTON & YORDAN

                                                     /s/ Richard T. Ludlow
                                                     --------------------------
                                                     Richard T. Ludlow
                                                     Attorney at Law
Enclosure